

November 2, 2023

John S. Hogan
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063

      Re: Whitestone REIT
          Form 10-K for the fiscal year ended December 31, 2022
          Filed on March 8, 2023
          File No. 001-34855

Dear John S. Hogan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction